[Reference Translation]

Equity Transfer Agreement

Transferor: Jinan Youxiantong Network Technology Co., Ltd. (Party A)

Office Address: 1014 Wenjiao Building, 1 East Qingnian Road, Lixia District, Jinan, Shandong Province

Postcode:

Legal Representative: Pu Yue

Bank:

Account:

Transferee: Hubei Chutian Radio and Television Information Network Co., Ltd. (Party B)

Office Address: 11/F, Building B, Chutian City Garden, 1 Zhongbei Road, Wuchang District, Wuhan

Postcode: 430071

Legal Representative:

Bank:

Account:

WHEREAS:

1.	Hubei Chutian Video Communication Network Co., Ltd. (Chutian Video Communication) was established by Party A and Party B through capital contributions in 2008 in Wuhan, with its registered capital being RMB 100,000,000, and with Party A holding 49% of its equity.

2.	Party A, upon approval by its shareholders' meeting, decides, based on its own free will, to transfer its 49% equity stake in Chutian Video Communication to Party B (Equity Transfer), and Party B wishes to accept the Equity Transfer.

Party A and Party B, in accordance with the Termination Agreement on Cooperation (Termination Agreement) entered into by Party A, Party B and Chutian Video Communication on 22 March 2012 and upon mutual consultations, reach the following agreement (Agreement) regarding the Equity Transfer:

I.	Equity Transfer

1.	Party A holds 49% of the equity in Chutian Video Communication and made a capital contribution of RMB 51,000,000. Party A hereby transfers such 49% equity to Party B for consideration of RMB 51,000,000. Upon the occurrence of the transfer, Chutian Video Communication will be a solely-owned subsidiary of Party B and Party B will hold 100% of the equity in Chutian Video Communication. Party A will cease to be a shareholder of Chutian Video Communication.

2.	Party B hereby warrants that Party B will, based on the amounts and times as set forth below, pay Party A RMB 51,000,000 for the Equity Transfer and return to Party A RMB 323,140,000 of shareholder supporting funds (inclusive of the RMB 50,000,000 fee prepaid to Party A for the performance of the Termination Agreement at its execution on 22 March 2012) on behalf of Chutian Video Communication:

(1) 1st installment: On the date of the execution of this Agreement, Party B shall pay Party A RMB 101,000,000, of which RMB 51,000,000 shall be the price for the Equity Transfer and RMB 50,000,000 shall be the first installment of the shareholder supporting funds to be returned;
(2) 2nd installment: Party B shall pay Party A RMB 50,000,000 of the shareholder supporting funds on the Application Date (as defined in Art. III.2 hereof);
(3) 3rd installment: Party B shall pay Party A RMB 50,000,000 of the shareholder supporting funds prior to 25 July 2012;
(4) 4th installment: Party B shall pay Party A RMB 73,140,000 of the shareholder supporting funds prior to 25 August 2012;
(5) 5th installment: Party B shall pay Party A RMB 50,000,000 of the shareholder supporting funds prior to 25 September 2012;

3.	The account designated by Party A to receive the payment of the above amounts is:

Account Name:

Account Number:

Bank:

Address:

II.	Guarantee

1.	As a guarantee for the performance by Party B of its obligations hereunder, Party B shall cause Chutian Video Communication to execute a Pledge Contract (Pledge Contract) with Party A, under which the right of Chutian Video Communication to charge for cable TV shall be pledged to Party A. The Pledge Contract shall terminate automatically upon the completion of all payments required under this Agreement.

2.	Party B shall provide Party A with a schedule for withdrawing money from the bank granting the M&A loan from June to September 2012 (Schedule).

3.	Party B shall provide Party A with written authorization documents (Authorization Documents) from its shareholders' meeting or board of directors, confirming that it has been duly authorized to execute and perform this Agreement.

III.	Change of Registration with the Administration for Industry and Commerce

1.	On the date when Party A executes the Pledge Contract with Chutian Video Communication, and the bank has provided Party A and Party B with the Schedule and the Authorization Documents, the representatives of Party A and Party B shall jointly go to the Administration for Industry and Commerce (AIC) branch of the place where Chutian Video Communication is registered to submit the application for the change of registration regarding the Equity Transfer (Change of Registration). Neither Party may individually submit the application for the Change of Registration to the AIC.

2.	On the date when the representatives of Party A and Party B go to the AIC to submit the application for the Change of Registration (Application Date), Party A shall, as required by Party B and the AIC, provide and/or sign the documents necessary for the Change of Registration.

3.	Party B shall assume the expenses incurred from the Change of Registration.

IV.	Breach of Contract

1.	If either Party breaches any provision hereof or fails to perform any obligation hereunder, such breach or failure shall constitute a breach of this Agreement. The breaching party shall be liable for indemnifying the other Party for losses caused due to its breach.

2.	If Party B fails to make any payment to Party A as stipulated herein, Party B shall pay interest on any past due amount at a rate of three times the benchmark one-year lending rate published by the People’s Bank of China, as liquidated damages.

3.	If Party A fails to perform its obligations with regards to the submission or execution of documents, or applying for the Change of Registration, as stipulated herein, Party A shall pay interest on the amount that has already been paid by Party B at a rate of three times the benchmark one-year lending rate published by the People's Bank of China, as liquidated damages.

V.	Applicable Law and Dispute Resolution

1.	This Agreement shall be executed, performed and interpreted, and any disputes arising herefrom shall be resolved, under PRC laws.

2.	Any dispute arising from or in connection with this Agreement shall be in the first instance resolved through friendly consultations. If such friendly consultations fail, either Party may submit the dispute to the China International Economic and Trade Arbitration Commission (CIETAC) located in Beijing for arbitration by three arbitrators in Beijing in accordance with the CIETAC’s arbitration rules in force when the application is submitted for arbitration. The language to be used in any arbitral proceedings shall be Chinese. The arbitral award shall be final and binding upon the Parties.

VI.	Miscellaneous

1.	Party A and Party B acknowledge that this Agreement is a supplementary and special agreement to the Termination Agreement. This Agreement shall govern in the event of any discrepancy between this Agreement and the Termination Agreement.

2.	This Agreement shall be executed in ten (10) counterparts, with Party A, Party B and Chutian Video Communication each holding two (2), and the bank, the AIC and the administrative authorities each holding one (1) counterpart. This Agreement shall take effect on the date on which it is signed by the Parties.

IN WITNESS WHEREOF, the authorized representatives of both Parties have executed this Agreement on the date below.

Transferor (Party A): Jinan Youxiantong Network Technology Co., Ltd.

Authorized Representative:
Date:

Transferee (Party B): Hubei Chutian Radio and Television Information Network Co., Ltd.

Authorized Representative:
Date:

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